Date:	July 20, 2012
Contact:	William W. Traynham, Chief Financial Officer *434-773-2242* ***traynhamw@amnb.com***
Traded:	NASDAQ Global Select Market **Symbol:** AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS SECOND QUARTER 2012 EARNINGS

- *Completed one year of operation post-merger with MidCarolina*
- *Q2 net income of $4.3 million and diluted EPS of $0.54*
- *Net interest margin of 4.57% for Q2 2012*
- *Substantial improvement in non-performing assets between Q3 2011 (first quarter end after merger) and Q2 2012*
- *Average shareholders' equity of $157 million is 12.03% of average assets*

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced second quarter 2012 net income of $4,274,000 compared to $1,012,000 for the second quarter of 2011, a $3,262,000 or 322% increase. Diluted earnings per share were $0.54 for the 2012 quarter compared to $0.16 for the 2011 quarter. This quarterly net income produced for 2012 a return on average assets of 1.31%, a return on average equity of 10.86%, and a return on average tangible equity of 16.62%.

Net income for the first six months of 2012 was $8,449,000 compared to $2,790,000 for the comparable period of 2011. Diluted earnings per share were $1.08 for the 2012 period compared to $0.45 for the 2011 period.

Earnings for the 2012 quarter and six month period were favorably impacted by the July 2011 merger between American National and MidCarolina Financial Corporation ("MidCarolina"). Earnings for the 2011 quarter and six month period were negatively impacted by costs associated with the merger. Unless otherwise noted, most of the material differences between the periods are related to the merger.

Financial Performance and Overview

Charles H. Majors, Chairman and Chief Executive Officer, reported, "We are pleased with the first year of our merger with MidCarolina. As we closed the transaction on July 1, 2011, we had four primary goals for the ensuing twelve months. They were: (1) to integrate our new North Carolina offices into our organization and culture; (2) to convert the entire bank to a new and robust management information system; (3) to deal aggressively with any and all credit issues brought over from MidCarolina; and (4) to operate the combined organization successfully during these difficult economic times.

"We believe we have been successful in carrying out these four goals.

Integration and conversion: During this past year, we have successfully integrated MidCarolina and made it a vital part of American National. Broadening our regional footprint into North Carolina provides us with solid growth potential and a team of energetic and talented bankers with which to take advantage of any opportunities. On the technology front, in the first quarter of 2012, we converted both banks to a new and robust management information system.

Aggressive credit action: On June 30, 2011, American National had $514 million in loans. The July 2011 merger added $327 million (net of a $40.4 million fair value mark). At June 30, 2012, American National had $808 million in loans (net of a $19 million fair value mark). Between July 1, 2011 and June 30, 2012, loans are down $33 million or 3.92%. This is the result of a deliberate strategy to reduce the problem and criticized loan balances brought over from MidCarolina. On a standalone basis, for the same period, the Virginia market is up approximately $10 million in loan volumes, or almost 2%.

Ongoing operations and earnings: Our earnings for the first four quarters since the merger have been strong, a total of over $17 million. They continued to be strong for this quarter, exceeding $4.2 million. On a diluted EPS basis, we earned $0.54 compared to $0.16 a year earlier.

"Much of the increase was driven by the merger with MidCarolina. Approximately $2,100,000 of pretax income for the second quarter of 2012 was directly related to various categorical fair value adjustments, the majority of which results from the loan portfolio purchase discount. In fact, of this income, $800,000 related to early pay offs of loans in the purchased credit impaired loan portfolio.

"We are continuously reviewing and assessing the overall credit risk in the loan portfolio for both states. The purchase discount (also known as the "mark") on our acquired loans is reducing at a faster velocity than the related loan balances, because of loan structure, and this has implications for our loan loss methodology. Consequently, during the second quarter, our normally determined provision expense included $400,000 directly related to the acquired portfolio.

Majors concluded, "We all know these are difficult times for our industry, our region and our nation. However, we believe the challenges of today are the seeds of tomorrow's opportunities. At American National, our ongoing goal is to be the best possible community bank for our customers, our communities and our shareholders, in any economic or regulatory environment. We invite our customers and shareholders to help us build and grow this community bank for the future."

Capital

American National's capital ratios remain strong and exceed all regulatory requirements.

For the quarter ended June 30, 2012, average shareholders' equity was 12.03% of average assets.

Book value per common share was $20.22 at June 30, 2012, compared to $18.06 at June 30, 2011.

Tangible book value per common share was $14.49 at June 30, 2012, compared to $14.23 at June 30, 2011.

Credit Quality Measurements

Non-performing assets ($8 million of non-performing loans and $4.7 million of foreclosed real estate) represented 0.99% of total assets at June 30, 2012, compared to 0.82% at June 30, 2011.

Of the non-performing loans, $5.3 million or 67% are in the North Carolina market. Of the foreclosed real estate, $2.2 million or 47% is in the North Carolina market.

At September 30, 2011, the conclusion of the first quarter after the MidCarolina merger, non-performing assets were $19.4 million ($13.5 million of non-performing loans and $5.9 million of foreclosed real estate) and represented 1.48% of total assets.

Annualized net charge offs to average loans were 16 basis points (0.16%) for the 2012 second quarter, compared to a net recovery of 12 basis points (-0.12%) for the same quarter in 2011.

At September 30, 2011, annualized net charge offs to average loans were 9 basis points (0.09%).

The annualized net charge offs for the first six months of 2012 were in a net recovery position of 3 basis points (-0.03%) compared to 14 basis points (0.14%) for the same period in 2011.

The allowance for loan losses as a percentage of total loans was 1.50% at June 30, 2012 compared to 1.70% at June 30, 2011. The loans acquired in connection with the MidCarolina merger, all valued at the merger date at fair value, whereby loan losses are implicit in the valuation, have had a significant impact on this ratio for June 30, 2012.

At September 30, 2011, the allowance for loan losses as a percentage of total loans was 1.11%.

Net Interest Income

Net interest income before provision for loan losses increased to $12,816,000 in the second quarter of 2012 from $6,599,000 in second quarter of 2011, an increase of $6,217,000 or 94.2%.

For the 2012 quarter, the net interest margin increased 92 basis points (0.92%) to 4.57% compared to the same quarter in 2011.

Noninterest Income

Noninterest income totaled $2,800,000 in the second quarter of 2012, compared with $1,988,000 in the second quarter of 2011, an increase of $812,000 or 40.8%. Mortgage banking income increased to $519,000, up from $271,000 for the 2011 quarter, a 91.5% increase. Service charge related income and mortgage banking income have been positively impacted by the merger.

Noninterest Expense

Noninterest expense totaled $8,833,000 in the second quarter of 2012, compared to $7,028,000 in the second quarter of 2011, an increase of $1,805,000 or 25.7%. Expenses for the 2012 quarter were favorably impacted by final adjustments to estimated costs associated with the merger of $202,000, and expenses for the 2011 quarter were negatively impacted by costs associated with the merger of $835,000.

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 25 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $566 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.